EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Quarter		For Years Ended
	Ended
	March 30,		Dec. 29,		Dec. 30,	Dec. 31,	Jan. 2,		Jan. 3,
	2003		2002		2001	2000	2000		1999

Earnings (loss) from continuing operations before income taxes	$4,115		$(2,210)		$(187,039)	$(249,388)	$67,230		$68,658
Add:
Interest on indebtedness	8,927		43,774		47,250	55,191	52,876		44,766
Amortization of debt expense	384		1,542		1,766	907	729		239
Portion of rents representative of the interest factor	2,370		8,859		10,608	10,026	10,484		8,166
Deduct:
Undistributed earnings from less-than-50- percent-owned entities	(998)		160		(90)	(2,102)	(22,429)		(10,665)

Earnings (as defined)	$14,798		$52,125		$(127,505)	$(185,366)	$108,890		$111,164

Fixed charges:
Interest on indebtedness	8,927		43,774		47,250	55,191	52,876		44,766
Amortization of debt expense	384		1,542		1,766	907	729		239
Portion of rents representative of the interest factor	2,370		8,859		10,608	10,026	10,484		8,166

Total fixed charges	$11,681		$54,175		$59,624	$66,124	$64,089		$53,171

Ratio of earnings to fixed charges	1.3	x	1.0	x(a)	— (b)	— (c)	1.7	x	2.1	x

(a)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 30, 2001 by $187,129.

(c)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $251,490.